
WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2004 APR 20 P 12:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024466

April 19, 2004

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press releases:
  - ⇒ Factor for calculating dividend payment in stock.
  - ⇒ Result of dividend payment.
  - ⇒ Information release schedule for 2004.
  - ⇒ Reports results for the first quarter 2004 and March 2004 sales.
- The consolidated financial statements for first quarter 2004.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


WAL*MART
MEXICO


RECEIVED
2004 APR 20 P 12:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE
WALMEX


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001

WAL-MART MEXICO REVEALS THE FACTOR FOR CALCULATING DIVIDEND PAYMENT IN STOCK

Mexico City, March 22, 2004

Wal-Mart de Mexico, S.A de C.V. (WALMEX), informs to shareholders and general public the factor for calculating the number of shares that will be given to those shareholders who request their dividend payment in stock. This is in keeping with the agreement that took place during Walmex's Shareholders' Meeting in decreeing that shareholders could opt for dividend payment in cash, Mx$ 0.44 per share, or in stock.

Considering today's closing price for WALMEX Series V shares of **Mx$ 33.36**, those shareholders that want to receive their dividend payment in stock will receive one share in stock for every **75.82** shares they possess.

The following are the relevant dates for said dividend payment:

- **March 26, 2004:** WALMEX stock traded that day in the Mexican Stock Exchange shall be settled in 24 hours, instead of 48 hours.
- **March 29, 2004:** Deadline for shareholders to inform the institutions where they have their shares deposited of their choice for dividend payment, either in cash or in stock. Those shareholders who do not inform of their choice shall receive a cash payment. Those shareholders who physically maintain their shares must communicate their decision to Bancomer, S.A., Fiduciary Division, Avenida Universidad 1200, Colonia Xoco, 03339 Mexico D.F.
- **March 31, 2004:** Dividend payment date, which shall take place at Bancomer, S.A., Fiduciary Division, Avenida Universidad 1200, Colonia Xoco, 03339 Mexico D.F., for those in Mexico City, and for the rest at the Vasconcelos Bldg., Jose Vasconcelos 101 Oriente, ground floor, Col. San Agustin, San Pedro Garza Garcia, Nuevo Leon (Fiduciary Division), and at Av. Vallarta #1440, Basement, Colonia Americana, 44160 Guadalajara, Jalisco (Fiduciary Division).

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 641 units, broken down as follows:

53 Sam's Club
140 Bodega Aurrera stores
83 Wal-Mart Supercenters
45 Superama stores
52 Suburbia stores
268 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx www.suburbia.com.mx
www.sams.com.mx www.vips.com.mx
www.superama.com.mx www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89


WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001



WALMEX

Free translation, not to the letter

WAL-MART MEXICO REVEALS THE RESULT OF DIVIDEND PAYMENT

Mexico City, March 31, 2004

Wal-Mart de Mexico, S.A de C.V. (WALMEX), informs to shareholders and general public of the resulting payment of dividends that took place today, as per the agreement reached during the recent Shareholders' meeting held on February 25th. At said meeting, the decision reached was to allow each shareholder to opt for cash payment of $0.44 per share held, or to receive more shares in stock at a rate of one share for every 75.82 shares already owned.

In keeping with this, the owners of 3,313,572,335 shares expressed their decision to receive their dividend in more stock, thus they will receive 43,703,087 Series V shares in stock.

Moreover, the total number of shares outstanding after dividend payment amounts to 4,473,929,032 Series V shares in stock, thus representing the total capital stock for Wal-Mart de Mexico, S.A. de C.V.

Therefore, and pursuant to the tenth point in the agenda during the abovementioned Shareholders' Assembly, 54,746,378 shares that were neither subscribed nor delivered to shareholders are cancelled, as well as the proportional part of the increase in capital stock decreed during said Assembly meeting, thus complying with the payment of this dividend.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 641 units, broken down as follows:

- 53 Sam's Club
- 140 Bodega Aurrera stores
- 83 Wal-Mart Supercenters
- 45 Superama stores
- 52 Suburbia stores
- 268 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

WAL★MART MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO INFORMS ITS INFORMATION RELEASE SCHEDULE FOR 2004

Mexico City, April 2, 2004

In order to supply timelier information, Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general its release schedule for quarterly results and monthly sales for 2004.

Quarterly Results:

Quarterly results for the first three quarters of the year will be released on the following day that Banco de Mexico announces inflation for the month on which every quarter ends. Information will be sent to the Mexican Stock Exchange before the Market opens.
Release schedule is as follows:

Quarter	Release Date
1st Quarter 2004	April 7, 2004
2nd Quarter 2004	July 9, 2004
3rd Quarter 2004	October 8, 2004

Monthly Sales:

Monthly sales, except for those months that coincide with quarterly results release, will continue to be released on the same day that Banco de Mexico announces monthly inflation, after the Market closes.
For the months in which quarterly results are released (April, July and October), only one press release will be sent announcing both previous month sales (March, June and September), and quarterly results, on the following day that Banco de Mexico announces monthly inflation, before the Market opens.
Release schedule is as follows:

Monthly Sales	Release Date
March *	April 7, 2004
April	May 7, 2004
May	June 9, 2004
June *	July 9, 2004
July	August 9, 2004
August	September 9, 2004
September *	October 8, 2004
October	November 9, 2004
November	December 9, 2004

* Sales will be published with quarterly results.

Information, both for quarterly results and monthly sales is published, on the same day that it is send to the Mexican Stock Exchange, on our web site www.walmartmexico.com.mx in the Financial Information section.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 640 units, broken down as follows:

53 Sam's Clubs
140 Bodega Aurrera
83 Wal*Mart Supercenters
44 Superamas
52 Suburbias
268 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE FIRST QUARTER 2004 AND MARCH 2004 SALES

Mexico City, April 7, 2004

Today, Wal-Mart de Mexico reported financial results for the first quarter 2004. A 14.7% increase in sales over the previous year, 10% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 34% versus the level achieved in 2003. EBITDA for the quarter amounted to $2,390 million pesos and represented 7.8% of total revenues, a growth in real terms of 26% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 3.4% in real terms compared to last year's level.

The main figures are:

First Quarter (January-March)

	2004		2003		Real Growth
	M$ Millions	*%*	*M$ Millions*	*%*	*%*
Sales	30,645		27,866		10
Other Income	140		22		546
Total Revenues	30,784	100.0	27,887	100.0	10
Cost of Sales	24,470	79.5	22,273	79.9	10
Gross Profit	6,314	20.5	5,614	20.1	12
Operating Expenses	4,547	14.8	4,299	15.4	6
Operating Income	1,767	5.7	1,315	4.7	34
EBITDA	2,390	7.8	1,894	6.8	26
Income before Taxes	1,959	6.4	1,489	5.3	32
Net Income	1,312	4.3	983	3.5	34
EPS for the quarter (in pesos)	0.293		0.220		33

The Company's cash position as of March 31, 2004 was $9,089 million Mexican pesos, equivalent to $817 million dollars.

March 2004 Sales:

During the month of March 2004, sales were $9,915 million pesos. This figure represents a 7.8% increase over sales reported the same month last year, and a 3.4% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 1.5%, and a decrease of 2.7% in real terms compared to the same month of 2003.

Real Growth

	March		January – March	
	2004	2003	2004	2003
Total sales growth (%)	3.4	7.3	10.0	9.3
Comparable sales growth (%)	-2.7	1.6	3.4	2.9

Considering the five-week period from February 28 to April 2, 2004 that compares with the five-week period ending April 4, 2003, as well as the thirteen-week period from January 3 to April 2, 2004 and that compares with the thirteen-week period that ended April 4, 2003, sales growth was as follows:

Real Growth

	5 weeks		13 weeks	
	2004	2003	2004	2003
Total sales growth (%)	8.6	7.7	9.6	9.9
Comparable sales growth (%)	2.3	2.1	3.1	3.5

Openings during the year 2004:

During the period January-March 2004, the Company opened one Bodega Aurrera and one Superama, both in Guadalajara, Jalisco. Additionally, today we opened one restaurant in Pachuca, Hidalgo.

Installed Capacity as of March 31, 2004:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Sam's Club	4,480,414	416,242
Bodega	7,199,256	668,838
Wal-Mart Supercenter	8,050,023	747,879
Superama	763,556	70,936
Suburbia	2,816,670	261,675
	Seats	
Restaurants	59,221	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 642 units, broken down as follows:

53 Sam's Clubs
140 Bodega Aurrera
83 Wal*Mart Supercenters
45 Superamas
52 Suburbias
269 Restaurants, including 17 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

ANEX 1

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at March 31, 2004

	March 31, 2004		March 31, 2003	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	9,089,064	Ps.	5,760,763
Accounts receivable - net		2,145,740		2,075,616
Inventories		10,006,388		9,644,519
Prepaid expenses		399,289		321,919
Total current assets		21,640,481		17,802,817
Property and equipment - net		41,839,764		39,144,676
Total assets	Ps.	63,480,245	Ps.	56,947,493
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	12,597,072	Ps.	10,132,587
Other accounts payable		3,010,595		2,303,372
Total current liabilities		15,607,667		12,435,959
Deferred income tax		5,090,802		5,615,681
Reserve for seniority premiums		31,779		32,185
Total liabilities		20,730,248		18,083,825
Shareholders' equity:				
Capital stock		14,134,744		12,711,315
Legal reserve		2,535,131		2,460,820
Retained earnings		32,246,806		28,368,604
Reserve for repurchase of shares		2,547,919		3,343,927
Accumulated result of restatement		(8,843,632)		(8,436,557)
Premium on sale of shares		2,067,992		2,100,020
Employee stock option plan fund		(1,938,963)		(1,684,461)
Total shareholders' equity		42,749,997		38,863,668
Total liabilities and shareholders' equity	Ps.	63,480,245	Ps.	56,947,493

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Thousands of Mexican pesos with purchasing power at March 31, 2004

	Three-month period ended March 31	
	2004	2003
Net Sales	Ps. 30,644,709	Ps. 27,865,684
Other Income	139,554	21,612
Total Revenues	30,784,263	27,887,296
Cost of sales	(24,470,474)	(22,273,427)
Gross profit	6,313,789	5,613,869
Operating expenses	(4,546,829)	(4,298,780)
Operating income	1,766,960	1,315,089
Comprehensive financing income:		
Financial income – net	174,812	205,444
Exchange loss	(441)	(19,068)
Monetary position gain	51,471	59,245
	225,842	245,621
Other expenses – net	(34,234)	(71,458)
Income before income tax and employee profit sharing	1,958,568	1,489,252
Income tax and employee profit sharing	(646,329)	(506,343)
Net income	Ps. 1,312,239	Ps. 982,909
Earnings per share last 12 months (in pesos)	Ps. 1.307	Ps. 1.176

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos with purchasing power at March 31, 2004

	Three-month period ended March 31	
	2004	2003
Operating activities		
Net income	Ps. 1,312,239	Ps. 982,909
Charges not requiring the use of resources:		
Depreciation	623,293	578,482
Seniority premiums	6,537	5,956
Deferred income taxes	31,226	42,227
	1,973,295	1,609,574
Changes in:		
Accounts receivable	(132,063)	155,469
Inventories	753,469	1,616,919
Prepaid expenses	(72,125)	(121,175)
Accounts payable to suppliers	(2,528,390)	(4,528,260)
Other accounts payable	(916,574)	(476,700)
Resources used in operating activities	(922,388)	(1,744,173)
Financing activities		
Payment of dividends	(459,335)	(1,703,126)
Repurchase of shares	(87,138)	(91,543)
Resources used in financing activities	(546,473)	(1,794,669)
Investing activities		
Purchase of property and equipment	(1,017,220)	(855,894)
Sale and retirement of property and equipment	50,350	47,034
Employee stock option plan – net	(423,639)	(207,153)
Resources used in investing activities	(1,390,509)	(1,016,013)
Decrease in cash and cash equivalents	(2,859,370)	(4,554,855)
Cash and cash equivalents at beginning of period	11,948,434	10,315,618
Cash and cash equivalents at end of period	Ps. 9,089,064	Ps. 5,760,763

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: **1** Year: **2004**

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**63,480,245**	**100**	**56,947,493**	**100**
2	**CURRENT ASSETS**	**21,640,481**	**34**	**17,802,817**	**31**
3	CASH AND SHORT-TERM INVESTMENTS	9,089,064	14	5,760,763	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	374,926	1	425,799	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,770,814	3	1,649,817	3
6	INVENTORIES	10,006,388	16	9,644,519	17
7	OTHER CURRENT ASSETS	399,289	1	321,919	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**41,839,764**	**66**	**39,144,676**	**69**
13	PROPERTY	40,985,612	65	37,979,410	67
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	15,805,163	25	15,084,393	26
16	ACCUMULATED DEPRECIATION	15,858,651	25	14,713,267	26
17	CONSTRUCTION IN PROGRESS	907,640	1	794,140	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**20,730,248**	**100**	**18,083,825**	**100**
21	**CURRENT LIABILITIES**	**15,607,667**	**75**	**12,435,959**	**69**
22	SUPPLIERS	12,597,072	61	10,132,587	56
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	675,548	3	246,488	1
26	OTHER CURRENT LIABILITIES	2,335,047	11	2,056,884	11
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,090,802**	**25**	**5,615,681**	**31**
32	**OTHER LIABILITIES**	**31,779**	**0**	**32,185**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**42,749,997**	**100**	**38,863,668**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**42,749,997**	**100**	**38,863,668**	**100**
36	**CONTRIBUTED CAPITAL**	**14,263,773**	**33**	**13,126,874**	**34**
37	PAID-IN CAPITAL STOCK (NOMINAL)	7,019,840	16	5,596,580	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	7,114,904	17	7,114,735	18
39	PREMIUM ON SALES OF SHARES	129,029	0	415,559	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**28,486,224**	**67**	**25,736,794**	**66**
42	RETAINED EARNINGS AND CAPITAL RESERVE	33,469,698	78	29,846,515	77
43	REPURCHASE FUND OF SHARES	2,547,919	6	3,343,927	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(8,843,632)	(21)	(8,436,557)	(22)
45	NET INCOME FOR THE YEAR	1,312,239	3	982,909	3

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**9,089,064**	**100**	**5,760,763**	**100**
46	CASH	26,396	0	22,677	0
47	SHORT-TERM INVESTMENTS	9,062,668	100	5,738,086	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**15,607,667**	**100**	**12,435,959**	**100**
52	FOREING CURRENCY LIABILITIES	852,133	5	1,000,947	8
53	MEXICAN PESOS LIABILITIES	14,755,534	95	11,435,012	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,335,047**	**100**	**2,056,884**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,335,047	100	2,056,884	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,090,802**	**100**	**5,615,681**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,090,802	100	5,615,681	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**31,779**	**100**	**32,185**	**100**
68	RESERVES	31,779	100	32,185	100
69	OTHER LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(8,843,632)**	**(100)**	**(8,436,557)**	**(100)**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(8,843,632)	(100)	(8,436,557)	(100)

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

FILE N° 82-4609

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	6,032,814	5,366,858
73	PENSIONS FUND AND SENIORITY PREMIUMS	166,761	148,179
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	102,308	94,700
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,473,929,032	4,457,845,645
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**30,784,263**	**100**	**27,887,296**	**100**
2	COST OF SALES	24,470,474	79	22,273,427	80
3	**GROSS INCOME**	**6,313,789**	**21**	**5,613,869**	**20**
4	OPERATING EXPENSES	4,546,829	15	4,298,780	15
5	**OPERATING INCOME**	**1,766,960**	**6**	**1,315,089**	**5**
6	TOTAL FINANCING COST	(225,842)	(1)	(245,621)	(1)
7	**INCOME AFTER FINANCING COST**	**1,992,802**	**6**	**1,560,710**	**6**
8	OTHER FINANCIAL OPERATIONS	34,234	0	71,458	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,958,568**	**6**	**1,489,252**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	646,329	2	506,343	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,312,239**	**4**	**982,909**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,312,239**	**4**	**982,909**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,312,239**	**4**	**982,909**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,312,239**	**4**	**982,909**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,312,239**	**4**	**982,909**	**4**

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**30,784,263**	**100**	**27,887,296**	**100**
21	DOMESTIC	30,784,263	100	27,887,296	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(225,842)**	**100**	**(245,621)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	441	0	19,068	8
26	INTEREST EARNED	174,812	77	205,444	84
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(51,471)	(23)	(59,245)	(24)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**34,234**	**100**	**71,458**	**100**
29	OTHER NET EXPENSES (INCOME) NET	34,234	100	71,458	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**646,329**	**100**	**506,343**	**100**
32	INCOME TAX	584,920	90	429,766	85
33	DEFERRED INCOME TAX	53,758	8	68,681	14
34	WORKERS' PROFIT SHARING	7,651	1	7,896	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	125,342,739	114,524,895
39	OPERATION INCOME (**)	7,945,995	6,762,270
40	NET INCOME OF MAYORITY INTEREST(**)	5,872,221	5,265,203
41	NET CONSOLIDATED INCOME(**)	5,872,221	5,265,203

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	**NET SALES**	**30,784,263**	**100**	**27,887,296**	**100**
2	COST OF SALES	24,470,474	79	22,273,427	80
3	**GROSS INCOME**	**6,313,789**	**21**	**5,613,869**	**20**
4	OPERATING EXPENSES	4,546,829	15	4,298,780	15
5	**OPERATING INCOME**	**1,766,960**	**6**	**1,315,089**	**5**
6	TOTAL FINANCING COST	(225,842)	(1)	(245,621)	(1)
7	**INCOME AFTER FINANCING COST**	**1,992,802**	**6**	**1,560,710**	**6**
8	OTHER FINANCIAL OPERATIONS	34,234	0	71,458	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,958,568**	**6**	**1,489,252**	**5**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	646,329	2	506,343	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,312,239**	**4**	**982,909**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,312,239**	**4**	**982,909**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,312,239**	**4**	**982,909**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,312,239**	**4**	**982,909**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,312,239**	**4**	**982,909**	**4**

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**30,784,263**	**100**	**27,887,296**	**100**
21	DOMESTIC	30,784,263	100	27,887,296	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(225,842)**	**100**	**(245,621)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	441	0	19,068	8
26	INTEREST EARNED	174,812	77	205,444	84
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(51,471)	(23)	(59,245)	(24)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**34,234**	**100**	**71,458**	**100**
29	OTHER NET EXPENSES (INCOME) NET	34,234	100	71,458	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**646,329**	**100**	**506,343**	**100**
32	INCOME TAX	584,920	90	429,766	85
33	DEFERRED INCOME TAX	53,758	8	68,681	14
34	WORKERS' PROFIT SHARING	7,651	1	7,896	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,312,239**	**982,909**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	661,056	626,665
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,973,295**	**1,609,574**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,895,683)	(3,353,747)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(922,388)**	**(1,744,173)**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(546,473)	(1,794,669)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(546,473)**	**(1,794,669)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,390,509)**	**(1,016,013)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(2,859,370)	(4,554,855)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	11,948,434	10,315,618
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	9,089,064	5,760,763

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**661,056**	**626,665**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	623,293	578,482
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	6,537	5,956
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	31,226	42,227
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,895,683)**	**(3,353,747)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(132,063)	155,469
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	753,469	1,616,919
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(72,125)	(121,175)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(2,528,390)	(4,528,260)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(916,574)	(476,700)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(546,473)**	**(1,794,669)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(87,138)	(91,543)
31	(-) DIVIDENDS PAID	(459,335)	(1,703,126)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,390,509)**	**(1,016,013)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,017,220)	(855,894)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	50,350	47,034
39	+ (-) OTHER ITEMS	(423,639)	(207,153)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.26	%	3.52	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.74	%	13.55	%
3	NET INCOME TO TOTAL ASSETS (**)	9.25	%	9.25	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	8.29	%	32.63	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	3.92	%	6.03	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.97	times	2.01	times
7	NET SALES TO FIXED ASSETS (**)	3.00	times	2.93	times
8	INVENTORIES ROTATION (**)	10.26	times	9.15	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	32.66	%	31.76	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.48	times	0.47	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.11	%	5.54	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	6.05	times	6.33	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.39	times	1.43	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.75	times	0.66	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.04	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	58.23	%	46.32	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.41	%	5.77	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.41)	%	(12.03)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	73.15	%	84.24	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.31		$	1.18	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	1.31		$	1.18	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	9.56		$	8.72	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.44	pesos	$	0.37	pesos
10	DIVIDEND IN SHARE PER SHARE		0.01	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		3.57	times		3.14	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		26.09	times		23.24	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

STOCK EXCHANGE CODE**WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

FILE N° 82-4609

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE. CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	14.30%	13.66%
3	NET INCOME TO TOTAL ASSETS	(**)	9.36%	8.96%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	2.00 TIMES	1.95 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.08 TIMES	3.00 TIMES
	LEVERAGE			
16	NET SALES TO TOTAL LIABILITIES	(**)	5.78 TIMES	5.65 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

NOTE 4 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 5 - MEMBERSHIP INCOME

THE EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 6 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

MANAGEMENT COMMENTS AND ANALYSIS OF OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

FILE N° 82-4609

ANNEX 1

CONSOLIDATED
Final Printing

WALMEX SALES FOR THE PERIOD COMPRISING JANUARY - MARCH 2004 AMOUNTED TO $30,645 MILLION PESOS, $2,779 MILLION PESOS HIGHER THAN THAT RECORDED FOR THE PREVIOUS YEAR, A NOMINAL GROWTH OF 14.7%, AND 10% IN REAL TERMS AFTER ADJUSTING FOR INFLATION DURING THE PERIOD. COMP UNIT SALES GREW 7.8% IN NOMINAL TERMS AND 3.4% IN REAL TERMS, AS OPPOSED TO THE SAME PERIOD LAST YEAR.

DURING THE QUARTER REPORTED, THE NUMBER OF CUSTOMERS SERVED CONTINUES TO BE THE PRINCIPAL FACTOR THAT EXPLAINS THE GROWTH IN SALES.

THE GROSS PROFIT MARGIN FOR THE FIRST QUARTER REACHED 20.5%, 40 BASE POINTS HIGHER THAN LAST YEAR. QUARTERLY OPERATING EXPENSES REPRESENTED 14.8% OF TOTAL INCOME, A 60 BASE POINT DROP COMPARED TO LAST YEAR. THE OPERATING INCOME FOR THE PERIOD GREW 34.4% IN REAL TERMS AND REACHED 5.7% OF TOTAL INCOME, 100 BASE POINTS HIGHER THAN LAST YEAR.

EBITDA CAME TO $2,390 MILLION PESOS, 7.8% OF TOTAL INCOME, WHICH IS 26.2% HIGHER THAN FIGURES REPORTED FOR THE PREVIOUS YEAR.

NET INCOME FOR THE QUARTER REACHED $1,312 MILLION PESOS, REPRESENTING 4.3% OF TOTAL INCOME, A 33.5% INCREASE IN REAL TERMS OVER FIGURES FOR THE SAME PERIOD IN 2003.

WE OPENED ONE BODEGA AURRERA AND ONE SUPERAMA DURING THE JANUARY - MARCH 2004 PERIOD. MOREOVER, DURING APRIL WE HAVE OPENED ONE VIPS RESTAURANT. OUR 18-MONTH EXPANSION PROGRAM INCLUDES THE OPENING OF 77 UNITS, AN ESTIMATED 15% INCREASE IN INSTALLED CAPACITY.

AS OF MARCH 31, 2004, THE COMPANY HAD $9,089 MILLION PESOS CASH ON HAND AFTER PAYING A CASH DIVIDEND OF $459 MILLION PESOS AND AFTER INVESTING $1,017 MILLION PESOS IN FIXED ASSETS DURING THE PERIOD COMPRISING JANUARY - MARCH 2004.

MEXICO CITY, APRIL 7, 2004

EDUARDO CASTRO WRIGHT
PRESIDENT AND CEO

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT MARCH 31, 2004, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE "COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL INTERCOMPANY BALANCES AND TRANSACTIONS WERE ELIMINATED IN CONSOLIDACION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE.

BUYING ALLOWANCES ARE CHARGED TO RESULTS OF OPERATIONS IN ACCORDANCE WITH ITS INVENTORY TURNOVER.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS USING THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. AS PRESCRIBED BY MEXICAN ACCOUNTING BULLETIN D-4 ISSUED BY IMCP, DEFERRED INCOME TAX IS DETERMINED BY APPLYING THE ENACTED CORPORATE INCOME TAX RATE AT THE LATEST BALANCE SHEET DATE TO TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS OF OPERATIONS AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH IN TERMS OF MEXICAN LABOR LAW ARE CHARGED TO INCOME, IF AND WHEN THE EXPENSE IS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO AVERAGE NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE RESTATED VALUE OF THE SHARES AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. THE COMPANY RECOGNIZE REVENUE FROM MEMBERSHIP OF SAM'S CLUB ON A DEFERRED BASIS OVER THE TERM OF THE MEMBERSHIP, IN ACCORDANCE WITH THE GUIDELINES OF SAB-101 "REVENUE RECOGNITION IN FINANCIAL STATEMENTS", ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC).

N. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT MARCH 31, 2004 IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 313,382.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AN ANALYSIS OF THIS CAPTION IS AS FOLLOW:

FIXED ASSETS DEPRECIABLE:	
PROPERTY AND CONSTRUCTIONS ON LEASEHOLD	PS. 25,043,150
FIXTURES AND EQUIPMENT	15,805,163
SUBTOTAL	40,848,313
ACCUMULATED DEPRECIATION	(15,858,651)
TOTAL FIXED ASSETS DEPRECIABLE-NET	24,989,662
FIXED ASSETS NO DEPRECIABLE:	
LAND	15,942,462
CONSTRUCTION IN PROGRESS	907,640
TOTAL FIXED ASSETS NOT DEPRECIABLE	16,850,102
TOTAL FIXED ASSETS-NET	PS. 41,839,764

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF MARCH 31, 2004, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,749,709)	PS.(189,254)	PS.(1,938,963)
PREMIUM ON SALE OF SHARES	684,379	1,383,613	2,067,992
PREMIUM ON SALE OF SHARES	PS.(1,065,330)	PS. 1,194,359	PS. 129,029
LEGAL RESERVE	PS. 1,250,986	PS. 1,284,145	PS. 2,535,131
RETAINED EARNINGS FROM PREVIOUS YEARS	22,787,571	13,006,461	35,794,032
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(1,032,016)	(4,859,465)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.20,211,108	PS.13,258,590	PS.33,469,698
REPURCHASE FUND OF SHARES	PS. 875,617	PS. 1,672,302	PS. 2,547,919
NET INCOME FOR THE YEAR	PS. 1,306,188	PS. 6,051	PS. 1,312,239

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING THE JANUARY - MARCH PERIOD 2004, THE COMPANY REPURCHASED 2,678,900 SERIES "C" SHARES; THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 3,363 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 3,415 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 9 - AGREEMENTS REACHED AT THE REGULAR AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON FEBRUARY 25, 2004:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2004 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 4,000,000 (NOMINAL PESOS).

2. CANCELLATION OF 27,619,700 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE IN SERIES "C" SHAREHOLDER RIGHTS FROM THE REPRESENTING COMPANIES' CAPITAL STOCK TO GRANT THEM VOTING RIGHTS IN CORPORATE ISSUES AND CONVERT SAID STOCK TO SERIES "V" SHARES.

4. INCREASE OF PS. 73,903 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 74,311.

5. DIVIDEND DECREE. THE SHAREHOLDER HAS THE RIGHT TO CHOOSE HOW THE DIVIDEND IS TO BE PAID. IT IS EITHER PAID IN CASH, AT A RATE OF $0.44 PESOS PER SHARE, OR IN COMPANY STOCK ACCORDING TO THE EXCHANGE FACTOR DETERMINED CONSIDERING THE AVERAGE STOCK QUOTING PRICE AT THE CLOSE OF ACTIVITIES ON MARCH 22ND, 2004 AND THE $0.44 PESOS. SAID DIVIDEND WILL BE PAID ON MARCH 31, 2004.

6. INCREASE IN VARIABLE CAPITAL STOCK UP TO $1,949,299. THIS AMOUNT WILL BE COVERED WITH THE ISSUANCE OF UP TO 98,449,465 SHARES IN COMMON STOCK TO BE USED ONLY FOR THE PURPOSE OF DIVIDEND PAYMENT.

STOCK THAT REMAINS UNCALLED AND GIVEN TO THE SHAREHOLDERS' WILL BE VOID; MOREOVER, THE INCREASE IN CAPITAL STOCK WILL BE VOID IN THE SAME PROPORTION.

7. APPROVAL OF A MOVEMENT BETWEEN FIXED AND VARIABLE CAPITAL. FIXED CAPITAL IS PS. 878,310 (NOMINAL PESOS) AND VARIABLE CAPITAL IS UNLIMITED.

IN ACCORDANCE WITH THE AGREEMENT REACHED DURING THE LAST SHAREHOLDERS' ASSEMBLY MEETING HELD ON FEBRUARY 25, THE HOLDERS OF 3,313,572,335 SHARES IN STOCK EXPRESSED THEIR DECISION TO RECEIVE THEIR DIVIDEND IN STOCK. THEY ARE TO RECEIVE 43,703,087 NEW SERIES "V" SHARES, HENCE, THE 54,746,378 UNCALLED SHARES ARE DECLARED VOID.

NOTE 10 - MEMBERSHIP INCOME:

EFFECTIVE JANUARY 2003, THE COMPANY DECIDED TO ADOPT ON A BASIS THE REQUIREMENTS OF SAB-101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE SEC. SUCH PRONOUNCEMENT ESTABLISHES THE GUIDELINES FOR RECOGNIZING ON A DEFERRED BASIS REVENUE FROM SALES OF MEMBERSHIPS OVER THE TERM OF THE MEMBERSHIP.

IF SAID INCOME HAD NOT BEEN DEFERRED IN 2004 AND 2003, THE INCOME FOR THE PERIOD ENDING ON MARCH 31 OF BOTH YEARS WOULD HAVE BEEN AS FOLLOWS:

	2004	2003
	PS.	PS.
NET SALES	30,644,709	27,865,684
OTHER INCOME	140,086	127,504
TOTAL REVENUES	30,784,795	27,993,188

NOTE 11 - SEGMENT INFORMATION:

MEXICAN ACCOUNTING BULLETIN B-5, SEGMENT INFORMATION, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, ESTABLISHES THE REQUIREMENTS FOR DISCLOSING INFORMATION BY OPERATING SEGMENTS. SUCH INFORMATION WAS PREPARED USING THE MANAGEMENT APPROACH AND THE CRITERIA DEFINED IN THIS BULLETIN. THE SEGMENT "OTHER" CONSISTS OF DEPARTMENTAL STORES, RESTAURANTS AND REAL-ESTATE TRANSACTIONS WITH THIRD PARTIES.

A BREAKDOWN OF INFORMATION BY ECONOMIC SEGMENTS IS AS FOLLOWS:

SEGMENT	NET SALES		OPERATING INCOME	
	2004	2003	2004	2003
SELF SERVICES	PS. 28,439,656	PS. 25,653,473	PS. 1,487,406	PS. 1,121,384
OTHER	2,344,607	2,233,823	279,554	193,705
CONSOLIDATED	PS. 30,784,263	PS. 27,887,296	PS. 1,766,960	PS. 1,315,089

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPAY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	8,238,327
2	SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	767,960
3	VIPS	RESTAURANTS	41,000	99.99	41,000	1,246,177
4	CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,146,596
5	REAL ESTATE	R.E. DEVELOPMENT	13,576,815	99.99	13,576,815	37,253,859
TOTAL INVESTMENT IN SUBSIDIARIES					**15,313,316**	**48,652,919**
ASSOCIATEDS			0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS					**0**	**0**
OTHER PERMANENT INVESTMENTS						
TOTAL						**48,652,919**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: WALMEX
WAL-MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2004

FILE N° 82-4609

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $)						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			11,351,117	0	0	0	0	0	0	0	621,851	0	0	0	0	0
DEPARTAMENT STORE			438,739	0	0	0	0	0	0	0	30,172	0	0	0	0	0
RESTAURANTS			151,956	0	0	0	0	0	0	0	3,237	0	0	0	0	0
TOTAL SUPPLIERS			**11,941,812**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**655,260**	**0**	**0**	**0**	**0**	**0**
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			2,138,174	0	0	0	0	0	0	0	196,873	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**2,138,174**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**196,873**	**0**		**0**	**0**	**0**
		TOTAL	**14,079,986**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**852,133**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

FILE N°
82-4609

ANNEX 6

CONSOLIDATED
Final Printing

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**170,809**	**1,900,331**	**0**	**0**	**1,900,331**
LIABILITIES POSITION	**76,593**	**852,133**	**0**	**0**	**852,133**
SHORT TERM LIABILITIES POSITION	76,593	852,133	0	0	852,133
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**94,216**	**1,048,198**	0	0	**1,048,198**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 11.1255 RATE OF EXCHANGE AMERICAN DOLLAR.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

FILE N°
82-4609

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,943,004	19,912,048	3,969,044	0.62	24,608
FEBRUARY	16,181,970	18,551,564	2,369,594	0.60	14,218
MARCH	16,259,101	19,901,398	3,642,297	0.34	12,384
ACTUALIZATION:	0	0	0	0.00	261
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**51,471**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL PESOS); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

ANNEX 8

CONSOLIDATED
Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	747,879	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	668,838	100
SUPERMARKETS	GROCERIES SALES AND FRESH	70,936	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	416,242	100
APPAREL STORES	APPAREL AND ACCESORY SALE	261,675	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	59,221	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

FILE N° 82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2004

FILE N° 82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				30,644,709			
OTHER INCOME				139,554			
TOTAL				30,784,263			

STOCK EXCHANGE CODE: WALMEX
QUARTER: 1 YEAR: 2004

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2004**

WAL - MART DE MEXICO, S.A. DE C.V.

PROJECT´S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

ANNEX 13

CONSOLIDATED
Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 15 MONTHS INCLUDES THE OPENING OF 75 UNITS, HAVING 14% PROGRESS THUS FAR. AS OF MARCH 31, 2004, PS.1,017,220 HAVE BEEN USED FOR THESE UNITS.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

FILE N° 82-4609

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.1255 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 170,809	PS. 1,900,331
SUPPLIERS	US$ 58,897	PS. 655,260
OTHER CURRENT LIABILITIES	US$ 17,696	PS. 196,873

DURING THE JANUARY - MARCH PERIOD, THE COMPANY HAD AN EXCHANGE LOSS AMOUNTING TO PS. 441 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2004**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		42	523,151,427	3,950,777,605		4,473,929,032	820,853	6,198,987
TOTAL			**523,151,427**	**3,950,777,605**	**0**	**4,473,929,032**	**820,853**	**6,198,987**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,473,929,032
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	0	0.00000000	34.10000

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF FIRST QUARTER 2004 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO CASTRO WRIGHT
EXECUTIVE PRESIDENT AND CEO

RAFAEL MATUTE LABRADOR
EXECUTIVE VICEPRESIDENT AND CFO

MEXICO, D.F., AT APRIL 7 OF 2004